

Fenics Execution, LLC

STATEMENT OF FINANCIAL CONDITION

Fenics Execution, LLC
December 31, 2022
With Report of Independent Registered Public Accounting Firm

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL
REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68606

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/22___ AND ENDING ___12/31/22___
                                                     MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Fenics Execution, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

55 Water Street
_____(No. and Street)_____

New York	New York	10041
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jason Hauf	646-346-6869	Jason.Hauf@bgcpartners.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young LLP
_____
(Name – if individual, state last, first, and middle name)

One Manhattan West, 401 9th Avenue	New York	New York	10001
(Address)	(City)	(State)	(Zip Code)

10/20/2003	42
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
 accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17CFR
 240.17a-5(e)(1)(ii), if applicable.

AFFIRMATION

I, Jason Hauf, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to Fenics Execution, LLC (the "Company"), as of December 31, 2022, are true and correct. I further affirm that neither the Company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Jason Hauf
Chief Financial Officer



Notary Public

Lissette Martinez
Notary Public, State of New York
Reg. NO. 01MA6356880
Qualified in Queens County
My Commission Expires 04/10/2025



This filing** contains (check all applicable boxes):

☑ Statement of Financial Condition.

☑ Notes to Statement of Financial Condition.

☐ Statement of Operations.

☐ Statement of Cash Flows.

☐ Statement of Changes in Member's Interest.

☐ Statement of Changes in Subordinated Borrowings.

☐ Notes to Financial Statements.

☐ Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ Computation of tangible net worth under 17 CFR 240.18a-2.

☐ Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☑ Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☑ Independent public accountant's report based on an examination of the statement of financial condition.

☐ Independent public accountant's report based on an examination of the financial report or financial statements under 17CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ Independent public accountant's report based on an examination of certain statements in the compliance report under 17CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17CFR 240.18a-7, as applicable.

☐ Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, ora statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ Other: _____

☐ A copy of the SIPC Supplemental Report.

☐ Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by CFTC Regulation 1.16.

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



Ernst & Young LLP
One Manhattan West
New York, NY 10001

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

Report of Independent Registered Public Accounting Firm

To the Member and Management of Fenics Execution, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Fenics Execution, LLC (the "Company") as of December 31, 2022 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2022, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2015.

March 1, 2023

Fenics Execution, LLC

Statement of Financial Condition

December 31, 2022

(In Thousands)

Assets

Cash and cash equivalents	$	140
Other assets		5
Total assets	$	145

Liabilities and Member's Interest

Payables to related parties	$	18
Total liabilities		18

Commitments and contingencies (Note 2)

Member's interest		127
Total liabilities and member's interest	$	145

See notes to statement of financial condition

Notes to Statement of Financial Condition

December 31, 2022

(In Thousands)

1. General and Summary of Significant Accounting Policies

Description of Business – Fenics Execution, LLC (the "Company") is a New York Limited Liability Company and an indirect, wholly-owned subsidiary of BGC Partners, Inc. ("BGC"), which is a subsidiary of Cantor Fitzgerald, L.P. ("CFLP"). The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and Financial Industry Regulatory Authority ("FINRA"), an Independent Introducing Broker ("IB") registered with The National Futures Association ("NFA") and the Commodity Futures Trading Commission ("CFTC"), and a member of the Securities Investor Protection Corporation ("SIPC"). The Company has been inactive since registration and has not participated in any securities transactions.

Basis of Presentation – The statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates – Management makes estimates and assumptions that affect the reported amounts of the assets and liabilities, and the disclosure of contingent assets and liabilities. Management believes that the estimates utilized in preparing the statement of financial condition are reasonable. Estimates, by their nature, are based on judgment and available information. As such, actual results could differ materially from the estimates included in the statement of financial condition.

Cash and Cash Equivalents – The Company considers all highly liquid investments with maturity dates of 90 days or less at the date of acquisition to be cash equivalents.

Income Taxes – The Company is a single-member limited liability company and as such is not liable for income tax. Instead, income or loss attributable to the Company's operations is passed through to its sole member who is responsible for reporting such income or loss at the federal, state, and local levels. The Company has not elected to push down and allocate current and deferred tax expense from BGC, and therefore no provision for income tax is required to be disclosed, in accordance with the requirements of Accounting Standards Codification ("ASC") 740, *Income Taxes*.

Fenics Execution, LLC

Notes to Statement of Financial Condition (continued)

December 31, 2022

(In Thousands)

2. Commitments and Contingencies

Legal Matters – In the ordinary course of business, various legal actions are brought and may be pending against the Company. The Company is also involved, from time to time, in other reviews, investigations and proceedings by governmental and self-regulatory agencies (both formal and informal) regarding the Company's business. Any of such actions may result in judgments, settlements, fines, penalties, injunctions or other relief. As of December 31, 2022, no such claims or actions have been brought against the Company and therefore no reserves were recognized.

Legal reserves are established in accordance with the guidance in ASC 450, *Contingencies*, when a material legal liability is both probable and reasonably estimable. Once established, legal reserves are adjusted when additional information becomes available or when an event occurs requiring a change.

Conflict in Ukraine – Management has evaluated the impact of the military conflict in Ukraine on the industry and concluded that, while it is reasonably possible that the conflict could have an effect on the Company's financial condition, the specific impact is not readily determinable as of the date of the financial condition. The statement of financial condition does not include any adjustments that might result from the outcome of this uncertainty.

3. Related Party Transactions

CFLP and BGC provide the Company with administrative services and other support for which they charge the Company based on the cost of providing such services. Such support includes allocations for utilization of accounting and legal for which the unpaid balances are included in Payables to related parties on the Company's statement of financial condition.

4. Regulatory Requirements

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1"). The Company has elected to compute its net capital using the basic method, which requires the maintenance of minimum net capital equal to the greater of $100 or 6-2/3% of aggregate indebtedness. As a registered IB with the NFA, the Company is subject to Regulation 1.17 of the CFTC which requires the Company to maintain minimum net capital equal to the greater of $45, or the amount of net capital required under Rule 15c3-1. At December 31, 2022, the Company had net capital of $121, which was $21 in excess of its required net capital.

Fenics Execution, LLC

Notes to Statement of Financial Condition (continued)

December 31, 2022

(In Thousands)

4. Regulatory Requirements *(continued)*

The Company is also required in accordance with SEC Rule 17a-5(d)(2)(i) and CFTC 1.10(d)(2)(ii) to disclose any changes in liabilities subordinated to claims of general creditors. The Company did not have any subordinated borrowings during the year ended December 31, 2022.

5. Off-Balance Sheet Risk

The Company has been inactive since its broker-dealer registration therefore does not require any off-balance sheet risk disclosures.

6. Subsequent Events

On January 13, 2023, the Company received a capital contribution of $20 from GFINet Inc.

The Company has evaluated subsequent events through the date the statement of financial condition was issued. There have been no additional material subsequent events that would require recognition in the statement of financial condition or disclosure in the notes to the statement of financial condition.